HALO ISSUES JUNGLE RESOURCE REPORT

Toronto, Ontario, January , 2008 – Lynda Bloom, President and CEO of Halo Resources Ltd. (the "Company") (TSXV:HLO; OTC.BB:HLOSF; FSE:HRL) has filed the NI43-101 compliant resource estimate report for Jungle Lake on SEDAR. The final report confirms the resource estimates reported November 22, 2007 of 1,325,000 tonnes in the Indicated resource category with an overall grade of 1.17% copper, 0.85% zinc and precious metal credits and 2,177,000 tonnes in the Inferred resource category with an overall grade of 1.10% copper, 0.67% zinc and precious metal credits. The cut-off grades were calculated on the basis of a Net Smelter Return ("NSR") using all four commodities. These grades and tonnages translate to contained metal as show in the following table.

Potential Mining Method	Resource Class	Contained Metal			
		Copper (lb)	Zinc (lb)	Gold (oz)	Silver (oz)
Open Pit	Indicated	18,115,387	23,357,811	10,407	178,790
Open Pit	Inferred	25,241,831	17,817,763	17,756	270,236
Underground	Indicated	15,932,810	11,567,657	8,276	181,904
Underground	Inferred	23,421,915	14,272,729	9,607	287,666

[1] *Open pit Cut-off NSRUS$20 above the 218 m level* [2] *Underground Cut-off NSR US$40 below the 218 m level.*

Metal prices of $2.00/lb copper, $0.75/lb zinc, $600/ounce gold and $8.50/ounce silver were used to determine cut-off NSR values.

The following cross-section shows the orientation of the massive sulphide lens that has been followed from surface to 400 m from surface and the placement of the proposed open pit.

The Scott-Wilson RPA report recommends drilling 3,725 m in 21 drill holes to

(a) decrease drill hole spacing within the proposed pit area and improve the resource classifcatiuon from the Inferred category to the Indicated category; and

(b) test the geophysical targets that could possibly extend the pit area near surface for 200 m to the northwest.

Drilling continues at the Sherridon VMS Property, utilizing two diamond core drill rigs, focused on advancing Cold Lake, Bob Lake and Jungle Lake deposits, all within a 4 km by 4 km area at the Sherridon VMS Property, northwestern Manitoba.

The above information has been prepared under the supervision of Tom Healy, P.Eng, COO who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.



Halo Resources Ltd.
Jungle Lake Project
North Central Manitoba, Canada
Section A-A'
Showing Mineralized Envelope
December 2007
Assay results: Cu %, Zn %, Au g/t, Ag g/t / metres
0 50 100 150 200
Metres
400
200
0
-200
SURFACE
Potential Open Pit Outline
07-32
NOK-28
07-21
NOK-160
NOK-38
NOK-44
NOK-32
07-28
07-27
07-26
NOK-166
NOK-57W3
NOK-167W1
NOK-169W2
NOK-169W1
NOK-169
07-25
0.57, 0.76, 0.20, 4.9 / 9.9
1.30, 0.63, 0.38, 7.5 / 18.7
0.74, 0.33, 0.61, 8.6 / 14.4
1.04, 0.63, 0.27, 5.5 / 15.9
0.84, 0.53, 0.28, 7.6 / 9.1
0.58, 0.35, 0.04, 2.5 / 27.5
0.48, 0.38, 0.31, 6.2 / 18.3
0.51, 1.75, 0.07, 3.3 / 22.0
0.43, 2.27, 0.02,0.88 / 9.1
0.14, 0.30, 0.07, 0.8 / 6.7
0.82, 0.80, 0.09, 4.1 / 4.3
0.21, 0.02, 0.47, 13.8 / 3.0

ON BEHALF OF THE BOARD
Lynda Bloom, President and CEO

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045
Fax: 416-368-9805
Toll Free: 1-866-841-0068
lbloom@halores.com

About Halo Resources Ltd.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
